Filing pursuant to Rule 425 under the Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Filer: Western Refining, Inc.
Subject Company: Western Refining, Inc.
Commission File No.: 001-32721

Tesoro to Acquire Western Refining

Creates a Premier, Highly Integrated and Geographically Diversified Refining,
 Marketing and Logistics Company

November 17, 2016

Forward Looking Statements

This communication contains certain statements that are []forward - looking[]
 statements within the meaning of Section 27A of the Securities Act of 1933 and
 Section 21E of the Securities Exchange Act of 1934. Words such as []may,[]
 []will,[] []could,[] []anticipate,[] []estimate,[] []expect,[] []predict,[]
 []project,[] []future,[] []potential,[] []intend,[] []plan,[] []assume,[]
 []believe,[] []forecast,[] []look,[] []build,[] []focus,[] []create,[] []work[]
 []continue[] or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation ([]Tesoro[]) may not approve the issuance of new shares of common stock in the merger or that stockholders of
 Western Refining, Inc. ([]Western[]) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro[]s common stock or Western[]s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and
 Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost -cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro[]s annual reports on Form 10 -K, quarterly reports on Form 10 -Q and Current
 Reports on Form 8 -K that are available on Tesoro[]s website at
 http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western[]s annual reports on Form 10 -K, quarterly reports on Form
 10 -Q and Current Reports on Form 8 -K that are available on Western[]s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western[]s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation.
 Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

2 Tesoro

 Western Refining

Delivering Significant Shareholder Value

[] Creates a premier, highly integrated and geographically diversified refining, marketing and logistics company

[] Committed to delivering $350  to $425  million in annual synergies; run rate to be achieved within the first two years

[] Expect to achieve 10% to 13% EP S 1 accretion in 2018, the first full year of
 combined operations; represents 5.8x  EBITDA multiple with run-rate   synergies
 2

[] Well positioned, highly reliable and advantaged refining system with access to wide array of advantaged crude oil

[] Creates strong, multi-brand   marketing and convenience store portfolio in
 growing regions

[] Expands opportunities for logistics growth in crude oil production basins and product regions

1)  Based on 2018  I/B/E/S consensus EPS estimate
                3 Tesoro
2)  Based on 2017 I/B/E/S consensus EBITDA estimate for Western plus $350 million of synergies  Western Refining

Transaction Aligns with Strategic Priorities

[] Operational efficiency and effectiveness

[] Safety and reliability [] Cost leadership [] System improvements

[] Value chain optimization [] Financial discipline [] Value-driven   growth []
 High performing culture

Enduring commitment to execution

4 Tesoro

 Western Refining

Transaction Highlights

Structure

Consideration & Premium

Synergies

Accretive Transaction

Dividend Policy and Share Repurchases

Timing/Closing Conditions

[] Stock transaction, with option for shareholders to elect to receive cash in lieu of stock up to a cap of 10% of the total equity consideration

[] Western shareholders can elect to receive 0.4350  shares of Tesoro shares for
 each share of Western stock they own, or $37.30   in cash per Western share.
 Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8  million shares (or approximately $404  million in the aggregate)

[] Represents a premium of 22.3%  to the closing price of Western[]s stock on the day prior to announcement, and a 31.6%  premium to the volume weighted average price over the last 30 trading days

[] $6.4   billion enterprise value, including assumption of Western net debt of
 approximately $1.7   billion and the $605  million market value of
 non-controlling   interest in WNRL

[] Commit to delivering $350  to $425  million in annual synergies

[] Synergies expected to be achieved on a run-rate   basis within the first two
 years

[] Expect to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations

[] Represents 5.8x  EBITDA multiple with run-rate   synergies

[] Expect to maintain Tesoro[]s dividend per share pro forma

[] Focus on growing dividend commensurate with the growth of the Company

[] The Company has increased its share repurchase authorization by $1.0
 billion to over $2.0   billion in total

[] Expect to close in first half 2017

[] Subject to customary closing conditions, including regulatory and shareholder approvals

5 Tesoro

 Western Refining

Western Overview

[] Attractive refining locations

[] Three refineries with 254 thousand barrels per day crude oil capacity

[] Pipeline access to advantaged crude oil

[] Permian, San Juan, Bakken and Western Canada

[] Historically strong refined product regions

[] Integrated distribution network

[] Fully integrated crude oil pipeline system to serve refineries and 3 rd parties, including 17% interest in Minnesota pipeline

[] Refined product distribution to retail and wholesale customers

[] Approximately 545 convenience stores in Arizona, Colorado, New Mexico, Texas,
 Minnesota and Wisconsin

[] Growth opportunities

[] Three growth platforms: refining, marketing and logistics

[] Expand logistics footprint and utilization in Permian, San Juan and Bakken

[] Significant ownership in Western Refining Logistics, a high-quality logistics business

[] Owns 52.6%  of WNRL, LP units and 100% of incentive distribution rights

6 Tesoro

 Western Refining

Western and WNRL Footprint in Strategic Locations

7 Tesoro

 Western Refining

Complementary Business in Attractive Regions

8 Tesoro

 Western Refining

Committed to Delivering Substantial Synergies

$ in millions

100 - 125 350 - 425

120 - 160

130 - 140

Operational

Commercial

Corporate

Total

Expect to achieve run - rate synergies of $350 to $425 million within the first two years

9 Tesoro

 Western Refining

Synergies Strengthen Competitive Position

Reduce supply           Optimize
and distribution costs  logistics operational
across value chain      efficiencies and growth

Increase
procurement  Enhance
efficiency   retail integration

Improve
working capital
efficiency

10 Tesoro

 Western Refining

[graphic omitted]

11 Tesoro

 Western Refining

Strong Combined Marketing Network

Pro Forma Retail Footprint

Attractive footprint in growing regions with ratable offtake

TSO Site Count = 1,591
WNR Site Count = 260

Multi- Brand Portfolio

Brings together twelve premium and value brands to better serve a broad customer base and regional preferences, including:

MSO & Jobber Dealer

Company -Operated, MSO & Jobber Dealer

Key Value Drivers

[] Leverages brand portfolio to better serve customers

[] Provides opportunities to share best practices, improve costs and expand proprietary offerings

[] Provides improved ratable offtake for entire refining system

[] Mitigates exposure to RINs price volatility

12 Tesoro

 Western Refining

Robust Platform for Logistics Growth

Pro Forma Logistics Operations

Extensive and complementary logistics network with access to top crude oil basins

Terminal
Trucking
Pipeline
Crude oil and product pipelines
Natural gas pipelines
WNRL crude oil pipelines
Natural gas processing
Rail Facility
Marine Terminal

Key Value Drivers

[] Leverages midstream capabilities across system

[] Diversifies earnings geographically and by business segment

[] Strengthens ability to pursue opportunities in Permian and other crude oil basins

[] Generates larger opportunity set and combined drop down inventory

[] Provides opportunity to better optimize MLPs  13  Tesoro
                                                     Western Refining

Transaction Expected to Create Significant Value for Shareholders

Accretion

Strong Growth Profile

[] Expected to achieve 10% to 13%      [] Tesoro standalone 2017E annual
EPS accretion in 2018, the first full  improvements to operating income of
year of combined operations            $475 to $575 million
[] Represents 5.8x EBITDA multiple     [] Committed to delivering $350 to
with run-rate synergies                $425 million in annual synergies

Accretion

Growth

                      Financial   Capital
Financial Discipline  Discipline  Return  Return of Capital to Shareholders

                                         []  Expect to maintain Tesoro annual
[] Strong balance sheet and liquidity        dividend of $2.20 per share and
 grow
supports growth and return of cash           dividend commensurate with growth
to shareholders                              of the Company
[] On track for investment grade credit
                                         []  Increased share repurchases by $1.0
rating
                                             billion to over $2.0 billion in
 total

14 Tesoro

 Western Refining

Financial Principles & Priorities

Current Targets

Pro Forma Targets

                                       15  Tesoro
1)  Parent company excluding MLP debt      Western Refining

Tesoro 2017E Stand-Alone Outlook

2017E Business Assumptions
Tesoro Index (dollars per barrel)                           12 [] 14
Marketing Fuel Margins (cents per gallon)                   11 [] 14
Annual Improvements to Operating Income ($ in Millions)  475 - 575
2017E Capital Outlook (in millions)
Income                                                   $  325
Regulatory                                                  90
Maintenance                                                 455
Total Tesoro Capital Expenditures                        $  870
Turnaround Expenditures                                  $  360
Growth                                                   $  230
Maintenance                                                 95
Total TLLP Capital Expenditures 1                        $  325

                                  16  Tesoro
1)  TLLP capital principally funded through sources independent of Tesoro (MLP
 cash flows, unit issuances, debt)      Western Refining

Western Refining 2017E Stand-Alone Outlook

2017E Business Assumptions
Average Benchmark Refining Margins (dollars per barrel)  11 [] 12
Average Retail Fuel Margins (cents per gallon)           18 [] 19

2017E Capital Outlook (in millions)
Growth                               $  146
Maintenance                             120
Total Western Capital Expenditures   $  266
Turnaround Expenditures              $  78
Growth                               $  27
Maintenance                             16
Total WNRL Capital Expenditures      $  43

17 Tesoro

 Western Refining

Delivering Significant Shareholder Value

[] Substantial synergies

[] Significant earnings accretion

[] Top tier refining system

[] Leading multi-brand   marketing portfolio in growing geographies

[] Robust platform for logistics growth

[] Strong balance sheet and capacity for further growth

Premier, highly integrated and geographically diversified refining, marketing and logistics company

18 Tesoro

 Western Refining

TESORO

Western Refining

[graphic omitted]

Appendix

Non-GAAP Financial Measures

Reconciliation of Western projected net earnings
(inclusive of estimated synergies) to EBITDA
(In Millions) Unaudited
                                                     2017E
Projected net earnings with annual synergies 1    $         428
Add: income tax expense                                     235
Add: depreciation and amortization expense                  305
Add: interest and debt expense                              136
Projected EBITDA with annual synergies 1          $         1,104
Less: Annual synergies1,2                                   (350)
Projected Consensus EBITDA 3                      $         754

1)  No depreciation or amortization impact is expected with annual synergies

2)  Assumes low end of range for estimated annual synergies      20
  Tesoro
3)  2017 I/B/E/S consensus EBITDA for Western as of November 11, 2016
  Western Refining

Important Information

No Offer or Solicitation:
This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:
This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN
 ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE
 PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY
 STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
 PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available)
 free of charge at the SEC[]s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro[]s website at http://www.tsocorp.com or by contacting Tesoro[]s Investor Relations
 Department by phone at 210 -626 -6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western[]s website at
 http://www.wnr.com or by contacting Western[]s Investor Relations Department by phone at 602 -286 -1530 or 602 -286 -1533.

Participants in the Solicitation:
Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro[]s
 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22,
 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western[]s 2016 Annual Meeting of
 Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

21 Tesoro

 Western Refining